EXHIBIT 99.1

April 4, 2019	News Release 19-06

Continued Robust Economics of Brucejack Mine Confirmed with Updated Mineral Reserve and Resource, 14-Year Mine Plan

Brucejack expected to produce an average of over 525,000 ounces of gold annually over first 10 years at all-in sustaining cost of $535 per ounce

Vancouver, British Columbia, April 4, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces an updated Mineral Reserve (the “2019 Mineral Reserve”) and Mineral Resource (the “2019 Mineral Resource”) and Life of Mine Plan (collectively, the “2019 Updates”) for the Brucejack Mine (“Brucejack”), which highlight the continued robust economics of the low-cost, long-life operation.

The 2019 Updates will be detailed in a National Instrument 43-101 Technical Report (the “2019 Report”) prepared by Tetra Tech. The 2019 Report updates the operating parameters contemplated in the Brucejack Feasibility Study entitled “Feasibility Study and Technical Report Update on the Brucejack Project, Stewart, BC” with an effective date of June 19, 2014 (the “2014 Report”) before the mine was constructed and operating, and confirms Brucejack as a low-cost, high-grade gold producer. The 2019 Report will be filed in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website at www.sec.gov, within the coming weeks.

All dollar amounts are expressed in, and references to “$” refer to, United States dollars unless otherwise noted. References to “C$” refer to Canadian dollars.

“Since achieving production at Brucejack we have processed over 1.5 million tonnes of ore and produced over 500,000 ounces of gold, providing us a solid foundation of operating experience and key metrics to update the life of mine plan and outlook for the mine,” said Joseph Ovsenek, President and CEO of Pretivm. “At $1,300 gold, Brucejack now has an estimated after-tax net present value at a 5% discount rate of $2.59 billion over a 14-year mine life. This is a significant increase from the 2017 estimated net present value at a 5% discount rate of $2.10 billion. With Brucejack as our foundation and with our considerable growth profile, Pretivm is well-positioned as a profitable gold producer.”

Summary of 2019 Updates

The updated Life of Mine (“LOM”) plan highlights Brucejack’s low-cost, long life, with the Brucejack Mineral Reserve grade more accurately accounting for internal dilution from transverse longhole stoping.

●
2019 Brucejack Mine Estimated Total Life of Mine Plan (Valley of the Kings and West Zone)
o
Average annual production of over 520,000 ounces of gold over the first 5 years with average annual cash flow of $350 million (post tax).
o
Average annual production of over 525,000 ounces of gold over the first 10 years and over 440,000 ounces of gold over 14-year mine life.

o
Average operating costs of $166/tonne milled over the first 10 years and average LOM operating costs of $168/tonne milled.
o
At the mine level, average sustaining costs of $502/ounce of gold sold over the first 10 years and average LOM sustaining costs of $502/ounce.
o
At the corporate level, average All-in Sustaining Costs (“AISC”) of $535/ounce of gold sold over the first 10 years and average LOM AISC of $539/ounce.
o
After tax net present value (“NPV”) at a 5% discount of $2.59 billion ($3.6 billion pre-tax) at $1,300/ounce gold, $16.9/ounce silver and exchange rate of US$0.775/C$1.00.
●
2019 Brucejack Mine Total Proven and Probable Mineral Reserve Estimate
o
6.4 million ounces of gold (16.0 million tonnes grading 12.6 grams of gold per tonne).
o
The West Zone Mineral Reserves were not updated.
o
Excludes all Mineral Reserve material mined prior to January 1, 2019.
●
2019 Valley of the Kings Proven and Probable Mineral Reserve Estimate
o
5.8 million ounces of gold (13.1 million tonnes grading 13.8 grams of gold per tonne).
o
Proven Mineral Reserves of 700,000 ounces of gold (2.0 million tonnes grading 11.2 grams of gold per tonne).
o
Probable Mineral Reserves of 5.1 million ounces of gold (11.1 million tonnes grading 14.3 grams of gold per tonne).
o
Excludes all Mineral Reserve material mined prior to January 1, 2019.

2019 Brucejack Mine Economics

Table 1: Summary of Brucejack Economic Results by Metal Price

	Low Case	Base Case	High Case
Gold Price ($/ounce)	$1,100	$1,300	$1,500
Silver Price ($/ounce)	$14.30	$16.90	$19.50
Net Cash Flow ($)	$3.62 billion (pre-tax) $2.63 billion (post-tax)	$4.87 billion (pre-tax) $3.43 billion (post-tax)	$6.13 billion (pre-tax) $4.22 billion (post-tax)
Net Present Value(1) (5.0% discount) ($)	$2.67 billion (pre-tax) $1.98 billion (post-tax)	$3.60 billion (pre-tax) $2.59 billion (post-tax)	$4.54 billion (pre-tax) $3.18 billion (post-tax)
Exchange Rate (US$:C$)	0.775	0.775	0.775
(1) NPV is discounted to January 2019.

Summary of 2019 Updates Compared to Prior

The 2019 Updates are based on the six quarters of mining operations at Brucejack since commercial production commenced in July 2017. The Valley of the Kings Proven and Probable Mineral Reserve gold grade has been decreased from 16.1 grams per tonne to 13.8 grams per tonne (a 14% decrease) to account for more internal waste than was anticipated in the Company’s 2016 Mineral Reserve update (see News Release dated December 15, 2016). All estimated costs have been updated with actual costs from 2018. Areas of cost increase include labour, environmental compliance and snow removal. The Net Present Value increase of 23% is attributable to the increase in production from 2,700 tonnes per day to 3,800 tonnes per day.

A comparison of the main parameters of the 2019 Report and prior information is summarized below in Table 2.

Table 2: Comparison of Main Parameters of 2019 Report to Prior

	2019 Report	2014 Report, 2016 Mineral Reserve and 2017 Economics(3) Updates
Operating Rate (tonnes/day)	3,800	2,700
Mine Life (years)	14	18
Proven and Probable Mineral Reserve Gold Grade (g/t)	12.6	14.4(1)
Recoveries Gold/Silver (%)	96.5/87.9	96.7/90.0
LOM Average Annual Gold Production (‘000 ounces)	441	404
LOM Average Operating Costs ($/t)	CAD$217	CAD$163
LOM Average Mine Site AISC(4)($/ounce gold sold)	$502	$448
LOM Average AISC(2,4) ($/ounce gold sold)	$539	N/A
USD:CAD Exchange Rate	0.775	0.92
NPV5 Pre-Tax/Post Tax ($’000,000)	$3,602/$2,587($1,300 Au/$16.90 Ag)	$3,210/$2,097($1,300 Au/$16.50 Ag)
NPV5 Pre-Tax/Post Tax ($’000,000)	$2,707/$2,009($1,100 Au/$16.90 Ag)	$2,250/$1,450($1,100 Au/$14.00)
(1)
The Mineral Reserves in the 2014 Report were updated for the Valley of the Kings in December 2016 (see News Release December 15, 2016). The 2016 Proven and Probable Mineral Reserve grade for Brucejack (Valley of the Kings and West Zone) was 14.4 g/t Au.
(2)
2019 LOM AISC includes Corporate general and administrative (“G&A”) costs of $37/ounce not included in the 2014 Report.
(3)
The Mine Economics in the 2014 Report were updated in February 2017 (see News Release dated February 3, 2017).
(4)
Mine site AISC excludes 3,800 tpd expansion capital.

2019 Brucejack Mineral Reserve

Brucejack Mine Total Mineral Reserve

The updated Mineral Reserve estimates by zone and Mineral Reserve category are summarized below in Table 3. The 2019 Updates include Mineral Reserve updates for the Valley of the Kings. The West Zone Mineral Reserve was not updated.

Table 3: 2019 Brucejack Mine Total Mineral Reserve(1,2)

Zone	Ore Tonnes	Grade		Contained Metal
	(Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Proven	2.0	11.2	11.8	0.7	0.7
	Probable	11.1	14.3	10.5	5.1	3.8
	Total	13.1	13.8	10.7	5.8	4.5
West Zone	Proven	1.4	7.2	383.0	0.3	17.4
	Probable	1.5	6.5	181.0	0.3	8.6
	Total	2.9	6.9	278.5	0.6	26.0
Total Mine	Proven	3.4	9.5	166.5	1.0	18.1
	Probable	12.6	13.4	30.8	5.4	12.4
	Total	16.0	12.6	59.3	6.4	30.5

(1)
Mineral Reserves exclude all Mineral Reserve material mined prior to January 1, 2019.
(2)
Valley of the Kings Mineral Reserves based on $185/t net smelter return (“NSR”) cut-off grade, $1,200/oz gold, $15.60/oz silver, C$:US$ exchange rate of 1.00:0.78.

Validation of 2019 Mineral Reserve to Actual Mined and Milled Production in 2018

The 2019 Mineral Reserve process was validated by evaluating the complete Mineral Reserve process on the undepleted 2019 Mineral Resource model, creating mining shapes as if no mining had occurred. These generated shapes are referred to as 2019 Reserve Validation shapes. The 2019 Mineral Resource model that was contained within the validation shapes that are broadly coincident with the 2018 actual stope and development ore positions were compared to the 2018 milled and mined results. Applicable validation shapes were determined by the use of Cavity Monitoring Systems (“CMS”) scans of the mined material for 2018. Table 4 below summarizes the comparison.

Table 4: Validation of 2019 Brucejack Mine Mineral Reserve model vs 2018 Actual Production

Year	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold Ounces (000’s)	Tonnes Difference	Ounce Difference
2018 Actuals	1,006	11.9	385	-	-
2019 Reserve Validation	801	15.4	397	20%	3%

The tonnage from the validation shapes is 20% less than actual mined while ounces produced are comparable. The primary cause for this is the mining of material outside of the 2019 validation shapes that were originally part of the 2016 Mineral Reserves. This additional material is not encompassed within the validation shapes and therefore would not be a part of the 2019 Reserves if these areas were to be mined again. The inclusion of uneconomic material (waste) within the mined stopes resulted in mining more tonnage at a lower grade in 2018 than would have been mined based on the 2019 Reserve validation shapes.

Mining and Processing

Brucejack is a high-grade underground mining operation using the long-hole stoping mining method and cemented paste backfill. The Valley of the Kings, the higher-grade, primary targeted deposit, has been developed first; the lower-grade West Zone will be developed in the second half of Brucejack’s 14-year mine life. The mine is planned to increase the processing rate from 2,700 tonnes per day to 3,800 tonne per day by year-end 2019 and mine a total of 15.8 million tonnes of ore for the 14 years at an average mill feed grade of 12.6 grams gold per tonne.

Mineral processing at the current operation uses conventional gravity concentration and sulphide flotation, producing gold-silver doré and gold-silver flotation concentrate. The mill will be upgraded to use the same process flowsheet at an increased mill feed rate of 3,800 tonne per day. Predicted metallurgical recoveries over the life of mine average 96.5% and 87.4% for gold and silver, respectively. A total of 6.2 million ounces of gold and 26.0 million ounces of silver are estimated to be produced over the remaining mine life of Brucejack. Projected production and processing is summarized in Table 5 below.

Table 5: Life of Mine Projected Production and Processing Summary(1)

Years	Tonnage(2) (t)	DevelopmentMeters(2) (m)	Gold Grade (g/t)(3)	Silver Grade (g/t)	Gold Production ('000 ounces)	Silver Production ('000 ounces)
1	1,235,000	10,924	10.6	11.2	407	392
2	1,371,000	10,950	12.0	11.3	512	445
3	1,383,000	8,550	13.0	11.7	563	462
4	1,386,000	8,550	13.6	10.2	592	404
5	1,387,000	8,550	12.3	17.5	533	663
6	1,388,000	7,350	13.5	20.7	586	779
7	1,388,000	7,240	14.3	52.1	613	1,993
8	1,380,000	4,370	13.9	93.7	594	3,637
9	1,180,000	3,530	12.6	85.6	457	2,832
10	1,180,000	1,010	12.0	130.3	436	4,371
11	902,000	1,320	10.8	87.7	299	2,220
12	826,000	920	14.4	119.3	366	2,793
13	571,000	250	9.8	220.1	171	3,634
14	177,000	100	7.4	269.4	40	1,387
Life of Mine	15,754,000	73,610	12.6	58.4	6,169	26,012
(1)
LOM begins on January 1, 2019. The Mineral Reserve excludes all Mineral Reserve material mined prior to January 1, 2019.
(2)
Tonnes are rounded to nearest thousands. Development meters are rounded to the nearest tens.
(3)
Gold grade is estimated within a tolerance range of +/- 10% for the Proven Mineral Reserve, and +/- 15% for the Probable Mineral Reserve in the remaining years of production.

Capital and Operating Costs

The capital cost for the mine throughput upgrade to 3,800 tonnes per day is estimated at $22.5 million over the next three years, including a contingency of $1.9 million. Capital costs are summarized in Table 6 below.

Table 6: 3,800 tpd Expansion Capital Costs Summary (1)

($ million)
Mine Underground	2.4
Process and Infrastructure	13.9
Total Direct Costs	16.3
Indirect Costs (2)	2.4
Contingency (2)	3.8
Total Capital Cost	22.5
(1)
Year 2019-2020 capital cost expenditure for expansion of mine, process and infrastructure, including mine throughput expansion related costs.
(2)
Mill expansion related indirect costs and contingency only.

The total sustaining capital cost for the remainder of the LOM at Brucejack is estimated at $200.8 million. Sustaining capital costs are summarized in the Table 7 below.

Table 7: Sustaining Capital Costs Summary

($ million)
Mining	51.6
Processing	33.5
Site Services and Surface Maintenance	115.7
Total Sustaining Capital Cost	200.8

Average LOM operating cost is estimated at $168 per tonne milled. Operating costs are summarized in Table 8 below.

Table 8: Operating Costs Summary

($/tonne)
Mining	74
Processing	22
Mine General and Administrative	36
Surface Services and Others	36
Total Operating Cost	168

All-in sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense and reclamation cost accretion are summarized in Table 9 below.

Table 9: All-In Sustaining Costs Life of Mine
($ million, except for cost per ounce)
Total Cash Costs(1)	$2,835
Reclamation Cost Accretion	$29
Sustaining Capital Expenditure	$201
Mine Site Sustaining Costs(2)	$3,065
Gold Sales (ounces)	6.1 ounces
Mine Site Sustaining Cost per ounce(3)	$502/ounce
Corporate G&A Costs	$37/ounce
All-in Sustaining Costs	$539/ounce
(1)
Net of silver credits at Base Case silver price of $16.90/ounce.
(2)
Excludes 3,800 tpd Expansion Capital.
(3)
Includes offsite shipping, treatment, refining charges and royalties.

2019 Mineral Resource

Brucejack Mineral Resource

The 2019 Mineral Resource estimate incorporates 76,697 meters of infill drilling in 1,275 drill holes and 18,250 meters of mapped underground development completed in the Valley of the Kings Zone since the 2016 Mineral Resource estimate (see News Release dated July 15, 2016). The updated Mineral Resource reported by zone and confidence category is summarized in Table 10 below. The Valley of the Kings Mineral Resource was updated in 2019, but only in an area where new data was available; the West Zone Mineral Resource was not updated.

Table 10: Brucejack Mineral Resource Estimate (1,2,3,4,5,6)

Zone	Confidence	Ore Tonnes	Grade		Contained Metal
	Category	(Mt)	Au (g/t)	Ag (g/t)	Au (Moz)	Ag (Moz)
Valley of the Kings Zone	Measured	1.8	17.15	16.4	1.0
	Indicated	11.9	17.15	15.4	6.6	5.9
	Total M+I	13.7	17.15	15.5	7.6	6.8
	Inferred	3.8	17.7	19.4	2.2	2.4
West Zone	Measured	2.4	5.85	347	0.5
	Indicated	2.5	5.86	190	0.5	15.1
	Total M+I	4.9	5.85	267	0.9	41.9
	Inferred	4.0	6.4	82	0.8	10.6
Total Mine	Measured	4.2	10.71	205	1.5
	Indicated	14.4	15.19	45.6	7.1	21.0
	Total M+I	18.6	14.2	81.6	8.5	48.7
	Inferred	7.8	12.0	51.3	3.0	13.0
(1)
Mineral Resources are reported inclusive of Mineral Reserves.
(2)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(3)
The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.
(4)
Tonnes, grade, and contained metal figures in totals may differ due to rounding.
(5)
For comparative purposes only, the Brucejack Mineral Resource is reported at a gold equivalent value defined as AuEq = Au + Ag/53.
(6)
Mineral Resources exclude all Mineral Resource material mined prior to January 1, 2019.

The 2019 Mineral Resource estimate for the Valley of the Kings Zone differs from the 2016 Mineral Resource estimate in that there are significantly more drill holes used in the estimation of the model, the classification has been adjusted to allow for the change in confidence as a result of the new information, the estimation parameters have been adjusted to allow greater local accuracy of the grade estimates (based on validation of the model estimates against production information), and production volumes have been removed for all production prior to January 1, 2019. This has resulted in a reduction in the number of tonnes in the Measured and Indicated Resource categories. The 2019 Measured and Indicated Resource for the Valley of the Kings Zone is 13.7 million tonnes at 17.2 g/t Au compared to 16.4 million tonnes at 17.2 g/t Au in 2016.

Independent Qualified Persons

The following Qualified Persons as defined by NI 43-101 are independent of Pretivm and responsible for the 2019 Report, and each has reviewed, approved and verified the scientific and technical information contained in this news release relating to his or her respective scope of responsibility, as applicable:

Qualified Person	Scope of Responsibility
Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM (CP)	Geology and Mineral Resources
Mark Horan, P.Eng, MSc. Tetra Tech	Mineral Reserves, Mining Methods; Underground Infrastructure; Paste Backfill Distribution; Mining Operating Cost Estimate; Financial Analysis
John Huang, Ph.D, P.Eng. Tetra Tech	Metallurgy and Recovery Methods; Market Studies; Process, G&A and Site Services Operating Cost Estimates
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech	Surface Infrastructure; Capital Cost Estimate
Maritz Rykaart, PhD, P.Eng. SRK	Waste Rock and Tailings Storage Facility
Rolf Schmitt, M.Sc., P.Geo. ERM	Aspects of environmental, social, community studies, and permitting
Hassan Ghaffari, P.Eng., M.A.Sc. Tetra Tech	Capital Cost Estimate
Alison Shaw, Ph.D., P.Geo. Lorax	Geochemistry, Water Quality
Hamish Weatherly, M.Sc., P.Geo. BGC Engineering Inc.	Water Management
Trevor Crozier, M.Eng., P.Eng. BGC Engineering Inc.	Hydrogeology
Cathy Schmid, M.Sc., P.Eng. BGC Engineering Inc.	Underground Mine Geotechnical
Ed Carey, P.Eng BGC Engineering Inc.	Site Geotechnical

Next Steps

Longitudinal Mining Test Stopes Based on Refined Geological Understanding

The plan for underground development and mining at the Valley of the Kings was based on the initial understanding that the high-grade gold was carried throughout the broad quartz stockwork running nominally east-west. Consequently, the 2014 Report selected transverse longhole stoping as the mining method for the Valley of the Kings, which provided for stopes up to 40 meters wide to be mined across the width of the quartz stockwork corridors.

The experience gained from over six quarters of mining at Brucejack and the Valley of the Kings has led to a refined understanding of the geology and controls on the gold mineralization. The high-grade gold mineralization is now understood to be carried in multiple zones of between 10 to 15 meters wide running nominally east-west within the broader quartz stockwork at the Valley of the Kings.

Based on improved understanding of the geology and controls on the gold mineralization longitudinal longhole stoping, mining along the direction of the corridors of high-grade gold mineralization, may be a better method of mining. Longitudinal longhole stoping will be tested this quarter and is expected to reduce the amount of internal waste within stopes, potentially increasing the average stope grade, and reducing the amount of underground development. If successful, an updated Mineral Reserve and life of mine plan will be prepared for yearend with longitudinal longhole stoping included in the mining method and incorporating the reserve expansion drilling from this year’s drill program.

Production and Cash Flows

Over the next five years, estimated gold production of over 2.6 million ounces of gold will generate cash flows of $1.74 billion, which are more than sufficient to pay down the scheduled debt maturities of approximately $580 million. Capital allocation strategy for 2019 is focused on organic growth and paying down debt. Capital allocation for 2020 and beyond will be addressed later this year.

Scientific and technical information in this news release not set out in the 2019 Report has been reviewed, approved and verified by Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat, Pretivm’s Vice President, Geology and Chief Geologist and Nicolas Scarcelli-Casciola, B.A.Sc., P.Eng., Pretivm’s Mine Planning Manager, each of whom is a Qualified Person as defined in NI 43-101.

Reserve and Resource Estimate Update Webcast and Conference Call

Webcast and conference call details:

Thursday, April 4, 2019 at 8:00 am EDT (5:00 am PDT)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: the estimation of Mineral Reserves and Resources, including the 2019 Updates; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; capital and operating cost estimates and timing thereof; estimated economic results of the Brucejack Mine, including net cash flow and net present value; the expected grade of gold produced; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; the ramp-up of the Brucejack Mine to 3,800 tonnes per day production rate, including capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith; our planned mining (including mining methods), expansion, exploration and development activities, including our infill and expansion drill programs, and the costs and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; production and cost guidance; our grade control program; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; our future operational and financial results, including estimated cash flows, and the timing thereof; payment of our debt and other obligations, including the source of funds and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; results of future exploration and drilling; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning Mineral Resource estimates may also be deemed to constitute forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (“MD&A”) and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Scientific and Technical Information

This news release uses the terms “Measured Resources”, “Indicated Resources” (together “M&I”) and “Inferred Resources”. Although these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize such terms. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no guarantee that all or any part of the Mineral Resource will be converted into Mineral Reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists or is economically or legally mineable.

Cautionary Note to United States Investors

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC under its Industry Guide 7 (“Guide 7”), and Mineral Reserve and Resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies reporting pursuant to Guide 7. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not “reserves’ should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under Guide 7. Accordingly, Mineral Reserves estimates included in this news release may not qualify as “reserves” under Guide 7. Guide 7’s current disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC. United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of the “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resource” reported in this AIF exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in-place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into Guide 7-defined mineral reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of Guide 7. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this news release. Refer to the Company’s MD&A for an explanation and discussion of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. Management uses these measures for internal valuation for the period and to assist with planning and forecasting of future operations. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The presentation of non-IFRS measures is not meant to be a substitute for the information presented in accordance with IFRS. The non-IFRS financial measures included in this news release include: total cash costs, AISC and AISC per ounce of gold sold. Please refer to the “Non-IFRS Financial Performance Measures” section of the Company’s MD&A filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov for a detailed discussion and reconciliation of the non-IFRS measures to the most directly comparable IFRS measures.